GOLDMAN SACHS & CO. LLC
200 West Street
New York, New York 10282
September 9, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator Stephen Krikorian Mariam Mansaray Jan Woo
Re: Via Transportation, Inc.
Registration Statement on Form S-1
Filed August 15, 2025
File No. 333-289624
Acceleration Request
Requested Date: September 11, 2025
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representative of the several underwriters (the “Representative”), hereby join in the request of Via Transportation, Inc., a Delaware company (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on September 11, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may request by telephone to the staff of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as the Representative, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned Representative, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.
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Very truly yours,

Goldman Sachs & Co. LLC

As Representative of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director